Exhibit 99.(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 11, 2024 with respect to the financial statements and financial highlights of First Trust Hedged Strategies Fund as of March 31, 2024 and for the period from July 3, 2023 (commencement of operations) through March 31, 2024 which are incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ GRANT THORNTON LLP

Dallas, Texas

July 26, 2024